Earnings Release
ELBIT SYSTEMS REPORTS
THIRD QUARTER 2022 RESULTS

Backlog of orders at $14.7 billion; Revenues of $1.3 billion;
Non-GAAP net income of $63 million;
GAAP net income of $56 million;
Non-GAAP net EPS of $1.40; GAAP net EPS of $1.26

Haifa, Israel, November 29, 2022 – Elbit Systems Ltd. ("Elbit Systems" or the "Company") (NASDAQ and TASE: ESLT), the international high technology company, reported today its consolidated results for the quarter ended September 30, 2022.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 4 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “The current environment presents opportunities and challenges for Elbit Systems. Elevated geopolitical tensions and growing defense budgets have created multiple opportunities and we are increasing investment in business development to realize the potential from these trends.
Our people are our most important asset and their contribution is critical to our long term success. This year and as part of our efforts to retain high performing employees, we have awarded stock price linked compensation plans and have incurred related costs. We have also increased inventories in recent quarters as part of our efforts to mitigate the impact of global supply chain disruptions and maintain timely deliveries to our customers. Our working assumption is that supply chain and labor inflation pressures will gradually subside from the second half of 2023.
We continue to invest in Elbit Systems' portfolio of advanced technological capabilities including unmanned systems, C4I, EW, maritime solutions and precision munitions. The significant orders received in 2022 have highlighted the relevance of our portfolio to our customers and support future growth prospects”.

Third quarter 2022 results:

Revenues in the third quarter of 2022 were $1,348.9 million, as compared to $1,363.6 million in the third quarter of 2021.

Non-GAAP(*) gross profit amounted to $337.9 million (25.0% of revenues) in the third quarter of 2022, as compared to $370.7 million (27.2% of revenues) in the third quarter of 2021. GAAP gross profit in the third quarter of 2022 was $326.0 million (24.2% of revenues), as compared to $363.2 million (26.6% of revenues) in the third quarter of 2021. The GAAP and Non-GAAP gross profit in the third quarter of 2022 includes expenses of approximately $13 million related to the effect of the significant increase in the Company's share price on employees' stock price linked compensation plans.
* see page 4

Earnings Release
Research and development expenses, net were 113.2 million (8.4% of revenues) in the third quarter of 2022, as compared to 101.5 million (7.4% of revenues) in the third quarter of 2021.

Marketing and selling expenses, net were $68.5 million (5.1% of revenues) in the third quarter of 2022, as compared to $84.1 million (6.2% of revenues) in the third quarter of 2021.

General and administrative expenses, net were $80.2 million (5.9% of revenues) in the third quarter of 2022, as compared to $67.3 million (4.9% of revenues) in the third quarter of 2021.

Other operating income, net were $9.4 million in the third quarter of 2022. Other operating income, net in the third quarter of 2022 was a result of a capital gain from sale of a building in Israel.

Non-GAAP(*) operating income was $84.3 million (6.3% of revenues) in the third quarter of 2022, as compared to $123.0 million (9.0% of revenues) in the third quarter of 2021. GAAP operating income in the third quarter of 2022 was $73.4 million (5.4% of revenues), as compared to $110.3 million (8.1% of revenues) in the third quarter of 2021. GAAP and Non-GAAP(*) operating income in the third quarter of 2022 was reduced by expenses of approximately $22 million related to the Company's stock price linked compensation plans.

Financial expenses, net were $16.4 million in the third quarter of 2022, as compared to $13.5 million in the third quarter of 2021.

Other income, net were $4.8 million in the third quarter of 2022, as compared to $0.3 million in the third quarter of 2021. Other income, net in the third quarter of 2022 resulted mainly from revaluation of holdings in an affiliated company.

Taxes on income were $7.9 million in the third quarter of 2022, as compared to $8.3 million in the third quarter of 2021.

Equity in net earnings of affiliated companies and partnerships were $2.3 million in the third quarter of 2022, as compared to $3.0 million in the third quarter of 2021.

Non-GAAP(*) net income attributable to the Company's shareholders in the third quarter of 2022 was $62.6 million (4.6% of revenues), as compared to $103.1 million (7.6% of revenues) in the third quarter of 2021. GAAP net income attributable to the Company's shareholders in the third quarter of 2022 was $56.2 million (4.2% of revenues), as compared to $91.9 million (6.7% of revenues) in the third quarter of 2021. Net income in the third quarter of 2022 was reduced by net expenses of approximately $20 million related to the Company's stock price linked compensation plans.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.40 for the third quarter of 2022, as compared to $2.33 for the third quarter of 2021. GAAP diluted earnings per share attributable to the Company's shareholders in the third quarter of 2022 were $1.26, as compared to $2.08 in the third quarter of 2021. Diluted net earnings per share in the third quarter of 2022, were reduced by $0.45 as a result of the expenses related to the Company's stock price linked compensation plans.

* see page 4

Earnings Release

The Company’s backlog of orders as of September 30, 2022 totaled $14.7 billion. Approximately 75% of the current backlog is attributable to orders from outside Israel. Approximately 40% of the backlog is scheduled to be performed during the remainder of 2022 and 2023.

Cash flows provided by operating activities in the nine months ended September 30, 2022 were $44.6 million, as compared to $157.0 million in the nine months ended September 30, 2021. Cash flows in 2022 included an amount of approximately $76 million of a one-time tax payment related to the Company's implementation of the amendment to the law of Encouragement of Capital Investments allowing payment of reduced corporate tax for the release of exempt earnings from "Approved Enterprises" and "Privileged Enterprises" in Israel, as reported in our 2021 annual report.

Impact of the Covid-19 Pandemic on the Company:

The Coronavirus disease 2019 (COVID-19) was declared a pandemic by the World Health Organization in March 2020. COVID-19 has had significant negative impacts on the worldwide economy, resulting in disruptions to supply chains and financial markets, significant travel restrictions, facility closures and shelter-in place orders in various locations. Such disruptions also led to global shortages of electronics and other components, increased costs and extended lead times. Elbit Systems is closely monitoring the evolution of the COVID-19 pandemic and its impacts on the Company’s employees, customers and suppliers, as well as on the global economy.

As we last reported on August 16, 2022, we have been taking a number of actions to protect the safety of our employees as well as maintain business continuity and secure our supply chain. All of these actions remain ongoing.

We have implemented a series of cost control measures to help limit the financial impact of the pandemic on the Company, in parallel to the measures we are taking to maintain business continuity and deliveries to our customers. We also are working on efficiency initiatives with a number of our suppliers. We continue to evaluate our operations on an ongoing basis in order to adapt to the evolving business environment.

During 2021 and the first nine months of 2022 our defense activities, which account for most of our business, were not materially impacted by the pandemic, although some of our businesses experienced certain disruptions due to government directed safety measures, travel restrictions and supply chain delays.

We believe that as of September 30, 2022, Elbit Systems had a healthy balance sheet, adequate levels of cash and access to credit facilities that provide liquidity when necessary. We have given high priority to cash management and adequate cash reserves to run the business.

The extent of the impact of COVID-19 on the Company's performance depends on future developments including the duration and spread of the pandemic, the measures adopted by governments to limit the spread of the pandemic, including implementation of vaccinations, and resulting actions that may be taken by our customers and our supply chain, all of which contain uncertainties. As noted in our annual report on Form 20-F for the year ended December 31, 2021, the preparation of financial reports requires us to make judgments, assumptions and estimates that affect the amounts reported. For our financial results for the quarter ended September 30, 2022, we considered the economic impact of the COVID-19 pandemic on our critical and significant accounting estimates. The expected impact of the COVID-19 pandemic did not have a material effect on our judgments, assumptions and estimates reflected in the results. However, our future results may differ materially from our estimates. As events continue to evolve in connection with the COVID-19 pandemic, the estimates we use in future periods may change materially.

Earnings Release
* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items including significant exchange rate differences, significant effects of retroactive tax legislation, changes in accounting guidance, financial transactions and other items not considered to be part of regular ongoing business, which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions, except for per share amounts)

	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Three months ended September 30, 2022	Three months ended September 30, 2021	Year ended December 31, 2021
GAAP gross profit	$992.7	$983.7	$326.0	$363.2	$1,358.0
Adjustments:
Amortization of purchased intangible assets	24.5	19.8	11.9	7.5	26.7
Non-GAAP gross profit	$1,017.2	$1,003.5	$337.9	$370.7	$1,384.7
Percent of revenues	25.4%	26.5%	25.0%	27.2%	26.2%

GAAP operating income	$247.2	$311.2	$73.4	$110.3	$418.5
Adjustments:
Amortization of purchased intangible assets	37.8	34.3	11.5	12.7	47.0
Capital gain	(31.5)	(14.7)	(0.6)	—	(14.7)
Non-GAAP operating income	$253.5	$330.8	$84.3	$123.0	$450.8
Percent of revenues	6.3%	8.7%	6.3%	9.0%	8.5%

GAAP net income attributable to Elbit Systems’ shareholders	$190.2	$266.2	$56.2	$91.9	$274.4
Adjustments:
Amortization of purchased intangible assets	37.8	34.3	11.5	12.7	47.0
Capital gain	(20.5)	(24.9)	(0.6)	—	(24.9)
Revaluation of investment measured under fair value method	(4.6)	(4.8)	(4.6)	(3.2)	(17.3)
Non-operating foreign exchange (gains) losses	(7.5)	3.4	0.9	3.4	10.6
Tax effect and other tax items, net	(1.5)	(1.5)	(0.8)	(1.7)	77.8
Non-GAAP net income attributable to Elbit Systems' shareholders	$193.9	$272.7	$62.6	$103.1	$367.6
Percent of revenues	4.8%	7.2%	4.6%	7.6%	7.0%

GAAP diluted net EPS	$4.27	$6.01	$1.26	$2.08	$6.20
Adjustments, net	0.08	0.15	0.14	0.25	2.10
Non-GAAP diluted net EPS	$4.35	$6.16	$1.40	$2.33	$8.30

Earnings Release
Recent Events:

On August 17, 2022, the Company announced that it was awarded two contracts, in an aggregate amount valued at $240 million, to upgrade Main Battle Tanks for an international customer. A $60 million contract will be delivered over a period of two years and a $180 million contract will be delivered over a period of four years.

On September 12, 2022, the Company announced that its U.S. subsidiary, Elbit Systems of America LLC, ("Elbit Systems of America"), was awarded an Indefinite Delivery/Indefinite Quantity (ID/IQ) contract with a maximum potential value of up to approximately $49 million, to provide 120mm mortar systems for the U.S. Army. The contract will be executed in Fort Worth, Texas over a period of five years. An initial delivery order of approximately $10 million has been issued under this ID/IQ contract, to be executed over a two-year period.

On September 12, 2022, the Company announced that Elbit Systems of America was awarded a $10 million contract by SOSSEC, Inc. to begin phase II of the development of an Advanced Low Light Level Sensor that is intended to be used to support the U.S. Army’s Integrated Visual Augmentation System 2.0 for soldiers. The contract will be executed through 2025 and the work will be conducted in Roanoke, Virginia.

On September 13, 2022, the Company announced that it was awarded a contract valued at approximately $76 million to supply an Electronic Warfare training capability to the Air Force of a country in Asia-Pacific. The contract will be performed over a period of two years.

On September 22, 2022, the Company announced that it was awarded a contract valued at $80 million to supply unmanned turrets for Armoured Fighting Vehicles of an Asian-Pacific country. The contract will be performed over a three-year period.

On September 28, 2022, the Company announced that the Israel Securities Authority extended the term of the Company's shelf prospectus filed in September 2020, by 12 months, until September 29, 2023.

On September 28, 2022, the Company announced that it was awarded a contract valued at $120 million to supply HermesTM 900 Maritime Unmanned Aircraft Systems and training capabilities to the Royal Thai Navy. The contract will be performed over a three-year period.

On October 12, 2022, the Company announced that Elbit Systems of America, was awarded an order valued at approximately $107 million for the supply of Enhanced Night Vision Goggle – Binocular systems, spare parts, logistics support, and test equipment, for the U.S. Army. The order will be executed in Roanoke, Virginia and will be supplied during the years 2023 and 2024.

On October 26, 2022, the Company announced that it was awarded a contract valued at approximately $65 million to supply a modernization solution to a Latin American Army. The contract will be executed over a period of two and a half years.

On October 27, 2022, the Company announced that Sparton De Leon Springs LLC, a subsidiary of Elbit Systems of America LLC, together with two other companies, were awarded an estimated aggregate joint ceiling of $5.1 billion for firm-fixed-price modifications to a previously awarded ID/IQ contract to supply sonobuoy capabilities to the U.S. Navy. According to the U.S Department of Defense, no funds were obligated at the time of award. The companies have an opportunity to compete for individual orders and funds will be obligated on individual orders as they are issued.

On October 27, 2022, the Company announced that it was awarded a contract valued at approximately $215 million to provide an aerial intelligence solution to an Asia-Pacific country. The contract will be delivered over a period of two years.

Earnings Release
On October 31, 2022, the Company announced that it was awarded a contract valued at approximately $25 million from the Finish Ministry of Defence to supply radio communications systems to the Finish Army. The contract will be executed over a two-year period.

On November 10, 2022, the Company announced that its subsidiary Elbit Systems UK Ltd. (“Elbit Systems UK”) was awarded a follow-on contract valued at approximately $19 million (approximately £17 million) to supply Night Vision Goggles and through-life support to the British Army. The contract will be executed over a 18-month period.

On November 14, 2022, the Company announced that it was awarded a contract valued at $72 million to supply Hermes 900 Unmanned Aircraft Systems and training capabilities to an international customer. The contract will be performed over a two-year period.

On November 17, 2022, the Company announced that at its Annual General Meeting of Shareholders held on November 16, 2022 at the Company's offices in Haifa, the proposed resolutions described in the Proxy Statement to the Shareholders dated October 6, 2022 and detailed hereunder, were approved by the respective required majority:
1."to re-elect to the Board the following seven members who are not “External Directors” as defined in the Israeli Companies Law 5759-1999, to serve until the close of the next Annual General Meeting of Shareholders: Mr. Michael Federmann, Mrs. Rina Baum, Mr. Yoram Ben-Zeev, Mr. David Federmann, Mr. Dov Ninveh, Prof. Ehood (Udi) Nisan, and Prof. Yuli Tamir;
2.to re-elect Mrs. Bilha (Billy) Shapira to an additional three-year term as an External Director; and
3.to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2022, and until the close of the next Annual General Meeting of Shareholders."

On November 17, 2022, the Company announced that it was awarded a contract valued at approximately $200 million to supply Electronic Warfare and airborne laser technologies to protect military helicopters of a country in Asia-Pacific. The contract will be executed over a four-year period.

Dividend:

The Board of Directors declared a dividend of $ 0.5 per share for the third quarter of 2022. The dividend’s record date is December 27, 2022. The dividend will be paid on January 9, 2023, after deduction of taxes at the source, at the rate of 16.8%.

Earnings Release
Conference Call:

The Company will be hosting a conference call today, Tuesday, November 29, 2022, at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
Canada Dial-in Number: 1-866-485-2399
Israel Dial-in Number: 03-918-0644
INTERNATIONAL Dial-in Number: 972-3-918-0644

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Consolidated revenue distribution by areas of operation and by geographical regions

Earnings Release

Company Contact:

Joseph Gaspar, Senior Executive VP – Business
Management
Tel: +972-77-2948661
j.gaspar@elbitsystems.com

Dr. Yaacov (Kobi) Kagan, Executive VP - CFO
Tel: +972-77-2946663
kobi.kagan@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Head of Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com
IR Contact: Ehud Helft EK Global Investor Relations Tel: 1-212-378-8040 elbitsystems@egkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.
(FINANCIAL TABLES TO FOLLOW)

Earnings Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollar)

	As of September 30, 2022 (Unaudited)	As of December 31, 2021 (Audited)
Assets
Cash and cash equivalents	$248,181	$258,993
Short-term bank deposits	1,094	1,185
Trade and unbilled receivables and contract assets, net	2,704,059	2,770,124
Other receivables and prepaid expenses	335,388	279,228
Inventories, net	1,912,883	1,670,474
Total current assets	5,201,605	4,980,004

Investments in affiliated companies, partnerships and other companies	177,751	182,553
Long-term trade and unbilled receivables and contract assets	379,376	316,074
Long-term bank deposits and other receivables	158,374	133,505
Deferred income taxes, net	23,133	65,274
Severance pay fund	244,792	301,192
Total	983,426	998,598

Operating lease right of use assets	409,308	416,383
Property, plant and equipment, net	921,194	902,684
Goodwill and other intangible assets, net	1,936,747	2,019,675
Total assets	$9,452,280	$9,317,344

Liabilities and Equity
Short-term bank credit and loans	$133,020	$27,676
Current maturities of long-term loans and Series B, C and D Notes	75,723	78,682
Operating lease liabilities	70,736	76,778
Trade payables	1,124,259	1,023,679
Other payables and accrued expenses	1,296,068	1,314,321
Contract liabilities	1,804,565	1,502,955
Total current liabilities	4,504,371	4,024,091

Long-term loans, net of current maturities	381,258	356,624
Series B, C and D Notes, net of current maturities	412,507	528,324
Employee benefit liabilities	739,828	884,353
Deferred income taxes and tax liabilities, net	71,400	141,451
Contract liabilities	199,555	293,984
Operating lease liabilities	343,616	386,644
Other long-term liabilities	196,612	155,610
Total long-term liabilities	2,344,776	2,746,990

Elbit Systems Ltd.'s equity	2,600,988	2,531,635
Non-controlling interests	2,145	14,628
Total equity	2,603,133	2,546,263
Total liabilities and equity	$9,452,280	$9,317,344

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Nine months ended September 30, 2022 (Unaudited)	Nine months ended September 30, 2021 (Unaudited)	Three months ended September 30, 2022 (Unaudited)	Three months ended September 30, 2021 (Unaudited)	Year ended December 31, 2021 (Audited)
Revenues	$4,005,119	$3,784,248	$1,348,940	$1,363,596	$5,278,521
Cost of revenues	3,012,466	2,800,549	1,022,959	1,000,439	3,920,473
Gross profit	992,653	983,699	325,981	363,157	1,358,048
Operating expenses:
Research and development, net	310,225	281,136	113,193	101,467	395,087
Marketing and selling, net	238,275	210,997	68,521	84,140	291,751
General and administrative, net	237,274	194,989	80,220	67,285	267,362
Other operating income, net	(40,274)	(14,660)	(9,374)	—	(14,660)
Total operating expenses	745,500	672,462	252,560	252,892	939,540
Operating income	247,153	311,237	73,421	110,265	418,508

Financial expenses, net	(24,605)	(20,779)	(16,396)	(13,484)	(40,393)
Other income (expense), net	(9,096)	(4,341)	4,822	324	5,336
Income before income taxes	213,452	286,117	61,847	97,105	383,451
Taxes on income	(28,678)	(39,212)	(7,932)	(8,319)	(131,387)
Income after taxes on income	184,774	246,905	53,915	88,786	252,064

Equity in net earnings of affiliated companies and partnerships	5,224	19,476	2,313	2,985	22,599

Net income	$189,998	$266,381	$56,228	$91,771	$274,663

Less: net income attributable to non-controlling interests	154	(217)	(7)	135	(313)
Net income attributable to Elbit Systems Ltd.'s shareholders	$190,152	$266,164	$56,221	$91,906	$274,350

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$4.29	$6.02	$1.27	$2.08	$6.21
Diluted net earnings per share	$4.27	$6.01	$1.26	$2.08	$6.20

Weighted average number of shares used in computation of:
Basic earnings per share (in thousands)	44,314	44,201	44,336	44,206	44,204
Diluted earnings per share (in thousands)	44,581	44,253	44,638	44,270	44,278

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Nine months ended September 30, 2022 (Unaudited)	Nine months ended September 30, 2021 (Unaudited)	Year ended December 31, 2021 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$189,998	$266,381	$274,663
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	121,128	112,476	153,091
Stock-based compensation	9,392	3,614	5,312
Amortization of series B, C and D related issuance costs, net	592	217	399
Deferred income taxes and reserve, net	(622)	15,757	39,095
Gain on sale of property, plant and equipment	(17,998)	(14,602)	(14,457)
Gain on sale of investment, remeasurement of investment held under fair value method	(22,453)	(3,925)	(15,153)
Equity in net (earnings) losses of affiliated companies and partnerships, net of dividend received (*)	11,811	(4,187)	7,724
Changes in operating assets and liabilities, net of amounts acquired:
Increase in trade and unbilled receivables and prepaid expenses	(120,229)	(375,093)	(430,296)
Increase in inventories, net	(274,207)	(289,214)	(336,221)
Increase in trade payables and other payables and accrued expenses	5,841	42,723	105,201
Severance, pension and termination indemnities, net	(60,653)	2,039	9,834
Increase in contract liabilities	202,044	400,802	617,740
Net cash provided by operating activities	44,644	156,988	416,932
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(188,355)	(115,873)	(188,624)
Acquisition of subsidiaries, net of cash consumed	(6,704)	(383,006)	(385,011)
Deferred payment on acquisition	—	(60,560)	(60,560)
Investments in affiliated companies and other companies, net	(2,782)	(342)	(1,828)
Proceeds from sale of property, plant and equipment	23,091	19,476	25,745
Proceeds from sale of a subsidiary and business operation	93,138	16,177	16,177
Investment in short-term deposits, net	1,967	5,899	5,899
Proceeds from sale of long-term deposits, net	132	192	481
Net cash used in investing activities	(79,513)	(518,037)	(587,721)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	22	2	20
Repayment of long-term loans	(29,929)	(513,292)	(536,062)
Proceeds from long-term bank loans	67,891	476,273	476,273
Issuance of Series B, C and D Notes, net of issuance costs	—	575,249	575,249
Repayment of Series B, C and D Notes	(65,374)	—	—
Dividends paid	(64,644)	(79,175)	(79,175)
Change in short-term bank credit and loans, net	116,091	(173,663)	(285,317)
Net cash provided by financing activities	24,057	285,394	150,988
NET DECREASE IN CASH AND CASH EQUIVALENTS	(10,812)	(75,655)	(19,801)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	258,993	278,794	278,794
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$248,181	$203,139	$258,993

(*) Dividend received from affiliated companies and partnerships	$17,035	$15,289	$30,323

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(In millions of US Dollars)

Consolidated revenues by areas of operation:

	Nine months ended September 30, 2022	%	Nine months ended September 30, 2021	%	Three months ended September 30, 2022	%	Three months ended September 30, 2021	%
Airborne systems	$1,440.7	36.0%	$1,437.6	38.0%	$434.5	32.2%	$509.6	37.3%
Land systems	912.7	22.8%	901.6	23.8%	343.8	25.5%	317.3	23.3%
C4ISR systems	1,179.6	29.4%	970.6	25.6%	406.7	30.2%	368.3	27.0%
Electro-optic systems	363.4	9.1%	335.0	8.9%	128.4	9.5%	132.1	9.7%
Other (mainly non-defense engineering and production services)	108.7	2.7%	139.4	3.7%	35.5	2.6%	36.3	2.7%
Total	$4,005.1	100.0%	$3,784.2	100.0%	$1,348.9	100.0%	$1,363.6	100.0%

Consolidated revenues by geographical regions:

	Nine months ended September 30, 2022	%	Nine months ended September 30, 2021	%	Three months ended September 30, 2022	%	Three months ended September 30, 2021	%
Israel	$800.5	20.0%	$797.2	21.1%	$253.3	18.8%	$244.3	17.9%
North America	1,090.1	27.2%	1,207.3	31.9%	386.3	28.6%	413.6	30.3%
Europe	859.1	21.4%	630.6	16.7%	347.1	25.7%	237.0	17.4%
Asia-Pacific	1,038.1	25.9%	990.3	26.2%	260.0	19.3%	417.7	30.6%
Latin America	76.7	1.9%	92.4	2.4%	42.8	3.2%	29.6	2.2%
Other countries	140.6	3.6%	66.4	1.7%	59.4	4.4%	21.4	1.6%
Total	$4,005.1	100.0%	$3,784.2	100.0%	$1,348.9	100.0%	$1,363.6	100.0%